Press Release	July 7, 2026

Largo Secures US$60.1 Million Delivery Order from the U.S. Department of War Under Five-Year U.S. Defense Logistics Agency Contract
All amounts expressed are in U.S. dollars, denoted by "$".

Highlights:

  $60.1 million firm-fixed-price delivery order under Largo's recently awarded five-year U.S. Defense Logistics Agency contract.

  Provides for the supply of high-purity vanadium pentoxide, with deliveries extending through January 2030, providing long-term revenue visibility.

  Expected to improve average realized vanadium price, enhance Largo's sales mix and increase exposure to the U.S. market.

  Production and sales programs are being adjusted beginning in July 2026 to support execution of the order.

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO), the world's largest primary vanadium producer, today announced that its subsidiary, Largo Resources USA Inc. ("Largo USA"), has received a $60.1 million firm-fixed-price delivery order from the U.S. Defense Logistics Agency Strategic Materials ("DLA") under the Company's recently awarded five-year Indefinite Delivery, Indefinite Quantity ("IDIQ") contract.

The delivery order provides for the supply of high-purity vanadium pentoxide ("V₂O₅"), produced at Largo's Maracás Menchen operation in Bahia, Brazil for the U.S. National Defense Stockpile. Largo's contract is part of a larger shared award with an aggregate value of up to $125 million. There can be no assurance of future delivery orders from the DLA.

For further information regarding the IDIQ contract award: https://www.war.gov/News/Contracts/Contract/Article/4530662/contracts-for-june-30-2026/.

Deliveries are scheduled through January 2030, providing a multi-year stream of sales and strengthening Largo's position within the U.S. critical materials supply chain.

While the IDIQ contract establishes the contractual framework governing U.S. Government purchases over the five-year term, each delivery order represents a firm commitment for specific volumes, pricing and delivery schedule. This initial delivery order validates Largo's position as a strategic supplier of high-purity vanadium to the United States.

"This first order from the DLA represents a transformational milestone for Largo," said Mr. Alberto Arias, Executive Chairman and Co-CEO of Largo. "It validates the strategic important of our high-purity vanadium products and reinforces Largo's position as a trusted supplier of critical materials to the United States. We believe our established production platform in Brazil, proven operational reliability and ability to supply premium-quality vanadium from outside China and Russia uniquely position Largo to support the growing demand for secure and resilient critical mineral supply chains."

"Beginning in July 2026, Largo is adjusting its production and commercial programs to support this significant DLA order," said Mr. Daniel Tellechea, Co-CEO of Largo. "Beyond the meaningful revenue contribution, this order is expected to improve our average realized vanadium prices, enhance our overall sales mix and further expand Largo's presence in the U.S. market without applicable import tariffs. The multi-year delivery schedule also provides enhanced revenue visibility and supports improved planning across our operations."

This announcement is neither paid for nor sponsored, in whole or in part, by any element of the United States Government.

About Largo

Largo is the world's largest primary vanadium producer and a globally recognized supplier of high-quality vanadium products, sourced from its world-class Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the clean energy storage sector through its 37.4% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

The Company also holds a 100% interest in the Northern Dancer Tungsten-Molybdenum property located in the Yukon Territory, Canada, and a 100% interest in the Currais Novos Tungsten Tailing Project near Natal, Brazil. Preliminary economic assessments were completed for each asset in 2011.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

For further information, please contact:

Investor Relations
Vera Abdo
Investor Relations Consultant
+1.640.223.6956
largoir@mzgroup.com

Cautionary Statement Regarding Forward-Looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements include, but are not limited to, statements regarding expected 2026 production of V₂O₅ equivalent; statements regarding the timing, quantity and completion of deliveries under the initial DLA delivery order, future delivery orders under the DLA IDIQ contract, including their timing, volume, and value; the Company's ability to fulfill contract requirements and meet DLA's technical and quality specifications; the Company's strategic positioning in the U.S. critical minerals market; anticipated improvements to price realizations or financial performance; and the expected role of Largo USA as the execution entity for the contract.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management's experience and perception of current conditions and expected developments, are inherently subject to significant business, economic, and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: the fact that the IDIQ contract does not guarantee a minimum quantity of delivery orders and the value of actual orders may be less than the contract ceiling; the ability of the U.S. Government to terminate or modify the contract for convenience; general business and economic conditions and demand for minerals; demand for and changes in the spot and forward price of tungsten, V2O5 and other vanadium products, ilmenite, titanium dioxide pigment or certain other commodities (such as, diesel fuel, sulphuric acid, ammonia sulphate and electricity); receipt of regulatory and governmental approvals, permits and renewals in a timely manner; operating or technical difficulties in connection with mining or development activities; the availability of financing for operations and development; the Company's ability to fund operations and meet its financial obligations as they come due; the availability of funding for future capital expenditures; the ability to replace current funding on terms satisfactory to the Company increased costs and physical risks, including the impact of extreme weather events including heavy rainfall; the reliability of production, including, without limitation, access to massive ore: the ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine and other mineral properties are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine; changes in mineral production performance, exploitation, and exploration successes; diminishing quantities or grades of reserves; the ability to protect and develop technology and IP; business opportunities that may be presented to, or pursued by, the Company; attracting and retaining skilled personnel, directors and key employees; risks related to the failure of internal controls; the ability of management to execute the strategic goals and any potential strategic alternatives of the Company; uncertainty regarding future sales volumes and customer demand; changes in global trade policies, including the imposition of tariffs or other trade restrictions by the United States or other jurisdictions; changes in U.S. Government procurement priorities, defense budgets, or policies; compliance with export control, trade sanctions, and government contracting regulations; foreign currency exchange rate fluctuations; and the impact of inflation.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential, or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates, and projections regarding future events or circumstances. Forward-looking statements are based on the Company's opinions, estimates and assumptions that it considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A, which also apply, and the associated filings made with the applicable Canadian and United States securities regulatory authorities.

Trademarks are owned by Largo Inc.